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As filed with the Securities and Exchange Commission on June 14, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

741929103
(CUSIP Number of Class of Securities)

K. PAUL SINGH
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
1700 Old Meadow Road
Suite 300
McLean, Virginia 22102
(703) 902-2800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 BRIAN J. LYNCH
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$41,559,709	$3,823.49
*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,033,483 shares of Common Stock of Primus Telecommunications Group, Incorporated having an aggregate value of $41,559,709 as of May 17, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on May 17, 2002.
**
The fee is based on the product of (a) the transaction value ($41,559,709), multiplied by (b) $92.00 per $1 million.

☐  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:	$3,823.49	FILING PARTY: Primus Telecommunications Group, Incorporated
FORM OR REGISTRATION NO.:	Schedule TO	DATE FILED: May 20, 2002

☐  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

☐    Third-party tender offer subject to Rule 14d-1.

☒    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 20, 2002, and Amendment No. 1 thereto, filed with the Securities and Exchange Commission on May 22, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange dated May 20, 2002, as amended.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section 15 ("Information About Primus") and under Section 16 ("Risk Factors") is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Exchange, dated May 20, 2002.*
99.(a)(1)(B)	Form of Electronic Letter of Transmittal.*
99.(a)(1)(C)	Summary of Terms of Option Exchange.*
99.(a)(1)(D)	Form of Election Form for Eligible Options.*
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.*
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.*
99.(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange.*
99.(a)(1)(H)	Form of Electronic Communication—Cancellation Date Reminder.*
99.(a)(1)(I)	Press Release, dated May 20, 2002, entitled "Primus Telecommunications Group, Incorporated Announces Voluntary Stock Option Exchange Program."*
99.(a)(1)(J)	Primus Telecommunications Group, Incorporated Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 16, 2002 and incorporated herein by reference.
99.(a)(1)(K)	Primus Telecommunications Group, Incorporated Quarterly Report on Form 10-Q for its quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 14, 2002 and incorporated herein by reference.
99.(a)(1)(L)	Supplement Number 1 dated June 13, 2002 to Offer to Exchange Dated May 20, 2002
99.(b)	Not applicable.
99.(d)(1)	Primus Telecommunications Group, Incorporated Stock Option Plan, as amended (incorporated herein by reference to Exhibit No. 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 16, 2002).
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed on issuer's Schedule TO on May 20, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2002

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
By:	/s/ K. PAUL SINGH
Name:	K. Paul Singh
Title:	Chairman, President and Chief Executive Officer

EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Exchange, dated May 20, 2002.*
99.(a)(1)(B)	Form of Electronic Letter of Transmittal.*
99.(a)(1)(C)	Summary of Terms of Option Exchange.*
99.(a)(1)(D)	Form of Election Form for Eligible Options.*
99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.*
99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.*
99.(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange.*
99.(a)(1)(H)	Form of Electronic Communication—Cancellation Date Reminder.*
99.(a)(1)(I)	Press Release, dated May 20, 2002, entitled "Primus Telecommunications Group, Incorporated Announces Voluntary Stock Option Exchange Program."*
99.(a)(1)(J)	Primus Telecommunications Group, Incorporated Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 16, 2002 and incorporated herein by reference.
99.(a)(1)(K)	Primus Telecommunications Group, Incorporated Quarterly Report on Form 10-Q for its quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 14, 2002 and incorporated herein by reference.
99.(a)(1)(L)	Supplement Number 1 dated June 13, 2002 to Offer to Exchange Dated May 20, 2002
99.(b)	Not applicable.
99.(d)(1)	Primus Telecommunications Group, Incorporated Stock Option Plan, as amended (incorporated herein by reference to Exhibit No. 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 16, 2002).
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed on issuer's Schedule TO on May 20, 2002.

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INTRODUCTORY STATEMENT
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBITS.